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                                                                   EXHIBIT 3.1


                              AMENDED AND RESTATED
                           ARTICLES OF INCORPORATION
                                       OF
                             PATLEX HOLDINGS, INC.

1.       The name of the corporation is Patlex Holdings, Inc.

2. The name of the Commercial Registered Officer Provider is CT System, Philadelphia County.

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4.       Capital Stock.

         The aggregate number of shares which the corporation shall have authority to issue is 45,000,000 of which 40,000,000 shares of the par value of $.10 per share shall be Common Stock and 5,000,000 shares of the par value of $.10 per share shall be Preferred Stock. The Board of Directors may authorize the issuance from time to time of Preferred Stock in one or more series and with designations, preferences, qualifications, limitations, restrictions and special or relative rights (which may differ with respect to each series) as the Board may fix by resolution. Without limiting the foregoing, the board of directors is authorized to fix with respect to each series:

                 (a) the number of shares which shall constitute the series and the name of the series;

                 (b) the rate and times at which, and the preferences and conditions under which, dividends shall be payable on shares of the series, and the status of such dividends as cumulative or non-cumulative and as participating or non- participating;

                 (c) the prices, times and terms, if any, at or upon which shares of the series shall be subject to redemption;

                 (d) the rights, if any, of holders of shares of the series to convert such shares into, or to exchange such shares for, shares of any other class of stock of the corporation;

                 (e) the rights and preferences, if any, of the holders of shares of the series upon any liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the corporation;
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                 (f)      the limitations, if any, applicable while such series
                          is outstanding, on the payment of dividends or making of distributions on, or the acquisition of, the common stock of any other class of stock which does not rank senior to the shares of the series;

                 (g) the voting rights, if any, to be provided for shares of the series.

5. The directors shall be divided into three classes, Class I, Class II and Class III with respect to their terms of office. All classes shall be as nearly equal in number as reasonably possible. Subject to such limitations, when the number of Directors is changed, any newly-created directorship or any decrease in directorships shall be apportioned among the classes by action of the Board of Directors.


6. The shareholders of the corporation shall not have the right to cumulate their votes for the election of directors of the corporation.

7. Subchapters E, F, G, H, I and J of Section 25 of the Business Corporation Law of 1988 shall not be applicable to the corporation.

8. The corporation reserves the right, from time to time, to amend, alter or repeal any provisions contained in these Articles of Incorporation in the manner now or hereafter provided by statute for the amendment of Articles of Incorporation.



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